UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 27, 2008

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   **Entry into a Material Definitive Agreement.**

On February 27, 2008, Dollar Tree Stores, Inc. ("Predecessor") entered into an Agreement and Plan of Merger (the "Reorganization Agreement") with Dollar Tree, Inc. (the "Registrant") and Dollar Tree Merger Sub, Inc. ("Merger Sub") to form a holding company (the "Reorganization"). The holding company was formed to provide a more efficient corporate structure.

Under the Reorganization, and effective as of March 2, 2008 (the "Effective Date"), the Registrant became the successor to the Predecessor pursuant to Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the "Act"). Until the Reorganization, the Predecessor's common stock, par value $0.01, was registered pursuant to Section 12(b) of the Act.

The Reorganization occurred pursuant to Section 13.1-719.1 of the Virginia Stock Corporation Act, which provides for the formation of a holding company without a vote of the shareholders of the constituent corporations. Pursuant to the terms of the Reorganization Agreement, the Predecessor and its indirect, wholly-owned subsidiary, Merger Sub, were merged (the "Merger"). The Predecessor survived the Merger, the separate corporate existence of Merger Sub ceased and the Predecessor became a direct, wholly-owned subsidiary of the Registrant.

In accordance with the terms of the Reorganization Agreement:

(i) each share or fractional share of Common Stock of the Predecessor (the "Predecessor Common Stock") issued and outstanding immediately prior to the Merger was converted into a right to receive a share or fractional share of Common Stock of the Registrant (the "Registrant Common Stock") having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions thereof, as the shares of Predecessor Common Stock so converted; and

(ii) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into a share of Common Stock of the Predecessor.

The Merger qualified as a reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and, as a result, the shareholders of the Predecessor will not recognize gain or loss for United States federal income tax purposes.

The business, management, directors and the rights and limitations of shareholders following the Merger will be identical to the business, management, directors and the rights and limitations of shareholders immediately preceding the Merger.

The common stock of the Registrant is listed on the Nasdaq Global Select Market under the same symbol (DLTR) under which the Common Stock of the Predecessor was listed prior to the Merger. The Common Stock of the Predecessor ceased trading at the close of the market on February 29, 2008. The Registrant will mail to all shareholders instructions regarding the process of exchanging shares of the Predecessor's Common Stock for shares of the Common Stock of the Registrant.

A copy of the Reorganization Agreement is attached hereto as Exhibit 2.1 and is incorporated by reference into this Item 1.01.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)   The Registrant adopted all of the active shareholder-approved stock plans of the Predecessor, including those in which its named executive officers may participate (the "Plans"). The Plans have been amended to reflect the assumption by Registrant of the obligations of the Predecessor under the Plans. The adoption by the Registrant of the Plans and its assumption of the Predecessor's obligations under the Plans were approved by its Board of Directors. The amendments to the 2005 Employee Stock Purchase Plan, the 2004 Executive Officer Equity Plan, the 2003 Equity Incentive Plan and the Stock Incentive Plan attached hereto as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and are incorporated into this Item 5.02.

As of the Effective Time, the Registrant assumed the obligations of the Predecessor under various compensatory arrangements with the named executive officers and other officers. A copy of the Assumption Agreement is attached hereto as Exhibit 10.5 and is incorporated by reference into this Item 5.02.

Item 5.03   Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a)   The Registrant adopted articles of incorporation (the "Articles") and bylaws (the "Bylaws") that are identical to the pre-Merger articles of incorporation and bylaws of the Predecessor except for certain non-material provisions permissible under Section 13.1-719.1(B)(2) of the Corporation Act. The Registrant will have the same authorized capital stock and the designations, rights, powers and preferences of such capital stock, and the qualifications, limitations and restrictions thereof will be the same as that of the Predecessor's capital stock immediately prior to the Merger.

The Articles and the Bylaws of the Registrant are attached hereto as Exhibits 3.1 and 3.2, respectively, and are incorporated by reference into this Item 5.03.

Item 7.01   Regulation FD Disclosure.

A press release describing the Reorganization reported under Item 1.01 hereof is being furnished as Exhibit 99.1 hereto.

Item 8.01   Other Events.

As reported under Item 5.02(e), the Registrant has adopted all of the active shareholder-approved stock plans of the Predecessor. These include plans in which non-management directors may participate: the 2003 Director Deferred Compensation Plan and the 2003 Non-Employee Director Stock Option Plan, amendments to which are attached hereto as Exhibits 10.6 and 10.7, respectively, and are incorporated by reference into this Item 8.01.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibit Index

Exhibit Number	Description of Exhibits
2.1	Agreement and Plan of Merger among Dollar Tree Stores, Inc., Dollar Tree, Inc. and Dollar Tree Merger Sub, Inc., dated February 27, 2008.
3.1	Articles of Incorporation of Dollar Tree, Inc.
3.2	Bylaws of Dollar Tree, Inc.
10.1	Amendment to the 2005 Employee Stock Purchase Plan.
10.2	Third Amendment to the 2004 Executive Officer Equity Plan.
10.3	Third Amendment to the 2003 Equity Incentive Plan.
10.4	Fifth Amendment to the Stock Incentive Plan.
10.5	Assignment and Assumption Agreement.
10.6	Third Amendment to the 2003 Director Deferred Compensation Plan.
10.7	Second Amendment to the 2003 Non-Employee Director Stock Option Plan.
99.1	Press Release dated March 3, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: March 3, 2008

By: <u>/s/ Bob Sasser</u>
Bob Sasser
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
2.1	Agreement and Plan of Merger among Dollar Tree Stores, Inc., Dollar Tree, Inc. and Dollar Tree Merger Sub, Inc., dated February 27, 2008.
3.1	Articles of Incorporation of Dollar Tree, Inc.
3.2	Bylaws of Dollar Tree, Inc.
10.1	Amendment to the 2005 Employee Stock Purchase Plan.
10.2	Third Amendment to the 2004 Executive Officer Equity Plan.
10.3	Third Amendment to the 2003 Equity Incentive Plan.
10.4	Fifth Amendment to the Stock Incentive Plan.
10.5	Assignment and Assumption Agreement.
10.6	Third Amendment to the 2003 Director Deferred Compensation Plan.
10.7	Second Amendment to the 2003 Non-Employee Director Stock Option Plan.
99.1	Press Release dated March 3, 2008.

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

DOLLAR TREE STORES, INC.,

DOLLAR TREE, INC., AND

DOLLAR TREE MERGER SUB, INC.

February 27, 2008

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER ("Agreement"), dated as of February 27, 2008, is entered into by and among Dollar Tree Stores, Inc., a Virginia corporation (the "Company"), Dollar Tree, Inc., a Virginia corporation ("Holdco") and a direct, wholly owned subsidiary of the Company, and Dollar Tree Merger Sub, Inc., a Virginia corporation ("MergerSub") and a direct, wholly owned subsidiary of Holdco.

RECITALS

      A.   The Company's authorized capital stock consists of (i) 300,000,000 shares of common stock, par value $.01 per share ("Company Common Stock"), of which 91,948,053 shares were issued and outstanding as of December 6, 2007, and (ii) 10,000,000 shares of preferred stock, $.01 per share, none of which is currently outstanding ("Company Preferred Stock").

      B.   As of the date hereof, Holdco's authorized capital stock consists of (i) 300,000,000 shares of common stock, par value $.01 per share ("Holdco Common Stock"), of which 100 shares are issued and outstanding and (ii) 10,000,000 shares of preferred stock, $.01 par value per share, none of which is currently outstanding ("Holdco Preferred Stock").

      C.   The designations, rights and preferences, and the qualifications, limitations and restrictions thereof, of the Holdco Preferred Stock and the Holdco Common Stock are the same as those of the Company Preferred Stock and the Company Common Stock.

      D.   The Articles of Incorporation and the Bylaws of Holdco immediately after the Effective Time (as hereinafter defined) will contain provisions identical to the Articles of Incorporation and Bylaws of the Company immediately before the Effective Time (to the extent required by Section 13.1-719.1.B.2 of the Virginia Stock Corporation Act (the "Act")).

      E.   The directors of the Company immediately prior to the Merger (as hereinafter defined) will be the directors of Holdco as of the Effective Time.

      F.   Holdco and MergerSub are newly formed corporations organized for the purpose of participating in the transactions herein contemplated.

      G.   The Company desires to create a new holding company structure in accordance with Section 13.1-719.1 of the Act by merging MergerSub with and into the Company with the Company being the surviving corporation, and converting each outstanding share of Company Common Stock into a like number of shares of Holdco Common Stock, all in accordance with the terms of this Agreement.

      H.   The Boards of Directors of Holdco, MergerSub and the Company have approved this Agreement and the merger of MergerSub with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the "Merger").

      I.   The Company will, immediately prior to the Effective Time, contribute to the capital of Holdco, to be converted to Holdco Common Stock and held in treasury of Holdco, any shares of Company Common Stock then held by the Company in treasury.

      J.   For federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

      NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Holdco and MergerSub hereby agree as follows:

ARTICLE I
THE MERGER

      Section 1.1   The Merger. In accordance with Section 13.1-719.1 of the Act and subject to and upon the terms and conditions of this Agreement, MergerSub shall, at the Effective Time (defined below), be merged with and into the Company, the separate corporate existence of MergerSub shall cease and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation." At the Effective Time, the effect of the Merger shall be as provided in Section 13.1-719.1 and Section 13.1-721 of the Act.

      Section 1.2   Effective Time. In accordance with Section 13.1-606 of the Act, the Merger shall become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission or at such other later time as may be specified in the Articles of Merger filed with the Virginia State Corporation Commission in connection with this Merger (the time of such issuance, or other specified time, being referred to herein as the "Effective Time").

      Section 1.3   Articles of Incorporation. From and after the Effective Time the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law; provided, however, that, from and after the Effective Time:

(a)   Article III A. shall be amended so as to read in its entirety as follows:

"A. Authorized Shares. The aggregate number of shares that the Corporation shall have the authority to issue is Five Thousand (5,000) shares of Common Stock, without par value."

(b)   Article III B. shall be amended by deleting the first paragraph thereof, by deleting subparagraphs 1-5 thereof, and by renumbering subparagraph 6 thereof as "B." Article III B. will then read as follows:

"B.   Pre-emptive Rights. No holder of any share of capital stock of the Corporation, whether now or hereafter authorized or outstanding, shall have any pre-emptive or preferential right to purchase or subscribe to purchase i) any shares of stock of any class of the Corporation or other security that the Corporation may determine to issue, whether share of stock or other security to be issued is now or hereafter authorized, ii) any warrants, rights or options to purchase any stock or other security , or iii) any obligation convertible into any such stock or other security or into warrants, rights or options to purchase any such stock or other security."

(c)   Article IV shall be amended by deleting the third, fourth, fifth and sixth sentences thereof in their entirety.

Section 1.4   Bylaws. From and after the Effective Time, the Bylaws of MergerSub, as in effect immediately prior to the Effective Time, shall thereafter continue in full force and effect as the bylaws of the Surviving Corporation until thereafter amended or repealed as provided therein.

Section 1.5   Directors. Immediately following the Effective Time, the directors of the Company who served as directors immediately prior to the Effective Time shall be the directors of the Surviving Corporation except that, pursuant to 13.1-719.1(c)(2)(b) of the Act, all such directors except for Bob Sasser shall no longer serve as directors. Immediately following the Effective Time, therefore, Bob Sasser shall be the only director of the Surviving Corporation and will hold office from the Effective Time until his successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and the Bylaws of the Surviving Corporation or as otherwise provided by law.

Section 1.6   Officers. The officers of MergerSub immediately prior to the Effective Time shall be the officers of the Surviving Corporation and will hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and the Bylaws of the Surviving Corporation or as otherwise provided by law.

Section 1.7   Additional Actions. Subject to the terms of this Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of MergerSub or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of MergerSub and the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of MergerSub and the Company or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.8   Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Holdco, MergerSub, the Company or the holder of any of the following securities:

(a)   Each share or fraction of a share of the Company issued and outstanding immediately prior to the Effective Time shall, upon compliance with the procedures specified in Section 1.9 of this Agreement, be converted in the Merger into the right to receive a duly issued, fully paid and non-assessable share or equal fraction of a share of Holdco having the same preferences, rights, and limitations as the share or fraction of a share of the Company being converted in the Merger. Each right to acquire shares of the Company outstanding immediately prior to the Effective Time shall be converted in the Merger into a right to acquire shares of Holdco having the same preferences, rights, and limitations as the right to acquire shares of the Company being converted in the Merger.

(b)   Each share or fraction of a share of MergerSub outstanding immediately prior to the Effective Time shall be converted in the Merger into a share or equal fraction of a share of the Surviving Corporation having the same preferences, rights, and limitations as the share or fraction of a share of MergerSub being converted in the Merger.

(c)   Each share of Holdco Common Stock owned by the Company immediately prior to the Merger shall be automatically canceled and retired and shall cease to exist.

(d)   From and after the Effective Time, holders of certificates formerly evidencing Company Common Stock shall cease to have any rights as shareholders of the Company, except as provided by law; provided, however, that such holders shall have the rights set forth in Section 1.9 herein.

(e)   Immediately prior to the Effective Time, the Company will contribute to the capital of Holdco any shares of Company Common Stock then held by the Company in its treasury to be converted to Holdco Common Stock and held in the treasury of Holdco.

Section 1.9   Procedures Relating to Company Common Stock.

(a) Exchange of Certificates. After the Effective Time, Holdco may, to the extent deemed desirable by the officers thereof, make available to each record holder who, as of the Effective Time, was a holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented Company Common Stock (the "Certificate" or "Certificates"), a letter of transmittal and instructions ("Letter of Transmittal") for use in effecting the surrender of the Certificates for conversion thereof. Delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to Holdco and the form of Letter of Transmittal shall so reflect. Upon surrender to Holdco of a Certificate, together with such Letter of Transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor one or more certificates as requested by the holder (properly issued, executed and countersigned, as appropriate) representing that number of fully paid and nonassessable shares of Holdco Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Section 1.8 hereof and the Certificate so surrendered shall forthwith be canceled. Except as provided in Section 1.9(b), no dividends or other cash consideration will be paid or payable upon the surrender of the Certificates. If any shares of Holdco Common Stock to be received upon exchange of a Certificate are to be issued to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of such issuance that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay in advance any transfer or other taxes required by reason of the issuance of a certificate for shares of Holdco Common Stock to such other person, or established to the satisfaction of Holdco that such tax has been paid or that such tax is not applicable. From the Effective Time until surrender in accordance with the provisions of this Section 1.9, each Certificate shall represent for all purposes only the right to receive the consideration provided in Section 1.8. All issuances of respective shares of Holdco Common Stock that are made upon surrender of Certificates in accordance with the terms hereof shall be deemed to have been made in full satisfaction of rights pertaining to the Company Common Stock evidenced by such Certificates. Notwithstanding the foregoing provisions of this Section 1.9(a), the officers of Holdco shall have the discretion to cause the shares of Holdco Common Stock issued in conversion for shares of Company Common Stock to be issued in book-entry form, without certificates, and may dispense with the distribution of Letters of Transmittal as they see fit, in which case Holdco shall send to shareholders as appropriate written statements of information concerning their shares of Holdco Common Stock and the cancellation of their Certificates.

(b) Dividends and Distributions. No dividends or other distributions with respect to shares of Holdco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Holdco Common Stock, until the surrender of such Certificate in accordance with this Section 1.9. Following surrender of any such Certificate, there shall be paid to the holder of the non-certificated shares or the certificate representing shares of Holdco Common Stock issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Holdco Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Holdco Common Stock.

(c) Lost, Mislaid, Stolen or Destroyed Certificates. In the case of any lost, mislaid, stolen or destroyed Certificate, the holder thereof may be required, as a condition precedent to delivery to such holder of the consideration described in Section 1.8 hereof, to deliver to Holdco a bond in such reasonable sum or a reasonably satisfactory indemnity agreement as Holdco may direct as indemnity against any claim that may be made against Holdco or the Surviving Corporation with respect to the Certificate alleged to have been lost, mislaid, stolen or destroyed.

(d) No Stock Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the consideration described in Section 1.8.

(e) Unclaimed Merger Consideration. Any shares of Holdco Common Stock due to former shareholders of the Company pursuant to Section 1.8 hereof that remain unclaimed by such former shareholders after the Effective Time shall be held by Holdco, and any former holder of Company Common Stock who has not theretofore complied with Section 1.9(a) shall thereafter look only to Holdco for issuance of the number of shares of Holdco Common Stock to which such holder has become entitled pursuant to the provisions of Section 1.8 and Section 1.9 hereof; provided, however, that neither Holdco nor any party hereto shall be liable to a former holder of Company Common Stock for any amount required to be paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE II
ACTIONS TO BE TAKEN IN
CONNECTION WITH THE MERGER

Section 2.1   Assumption of Registered Stock Plans and Other Agreements. Holdco and the Company hereby agree that they will, at the Effective Time, execute, acknowledge and deliver an assumption agreement pursuant to which Holdco will, from and after the Effective Time, assume and agree to perform all outstanding obligations of the Company pursuant to (i) the Company's stock plans, including the 2005 Employee Stock Purchase Plan (Reg. No. 333–126286), the 2004 Executive Officer Equity Plan (Reg. No. 333-117337), the 2003 Director Deferred Compensation Plan (Reg. No. 333-106886), the 2003 Non-Employee Director Stock Option Plan (Reg. No. 333-106884), the 2003 Equity Incentive Plan (Reg. No. 333-106883), the 1998 Special Stock Option Plan (Reg. No. 333-61139), the Employee Stock Purchase Plan (Reg. No. 33-92814), the Stock Incentive Plan (Reg. Nos. 333-41248, 033-92812, and 333-38735), and the Amended and Restated Stock Option Plan (Reg. No. 033-92816) (collectively, the "Registered Stock Plans"); (ii) each stock option agreement and/or similar award agreement entered into pursuant to the Registered Stock Plans; and (iii) any other agreements that management of the Company deems necessary or appropriate to be assumed by Holdco ("Other Agreements"). At the Effective Time, the Registered Stock Plans and Other Agreements shall be deemed amended to (i) reflect the assumption by Holdco described above and (ii) add Holdco or its subsidiaries as parties or the referenced companies with respect to qualifying participants, to the extent deemed necessary or appropriate.

The outstanding options and other awards assumed by Holdco shall be exercisable and/or settled upon the same terms and conditions as under the Plans immediately prior to the Effective Time, except that, upon the exercise of each such option or settlement of such award, shares of Holdco Common Stock shall be issuable in lieu of each share of Company Common Stock issuable with respect thereto immediately prior to the Effective Time.

The Company and Holdco shall take or cause to be taken all actions necessary or desirable to assume and perform the obligations of the Company under the Registered Stock Plans and Other Agreements, all to the extent deemed appropriate by the Company and Holdco and permitted under applicable law.

Section 2.2   Post-Effective Amendments. It is the intent of the parties hereto that Holdco, as of the Effective Time, be deemed a "successor issuer" for purposes of continuing offerings under the Securities Act of 1933, as amended. As soon as practicable following the Merger, Holdco will, to the extent deemed appropriate, file post-effective amendments to the Company's registration statements on Form S-8 covering the Registered Stock Plans, adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading.

Section 2.3   Reservation of Shares. On or prior to the Effective Time, Holdco will reserve sufficient shares of Holdco Common Stock to provide for the issuance of shares of Holdco Common Stock with respect to awards outstanding under the Registered Stock Plans.

Section 2.4   Employee Benefit Plans. The Company and Holdco will take or cause to be taken all actions necessary or desirable in order for Holdco to assume (or become a participating employer in) each existing employee benefit plan and agreement of the Company, with or without amendments, or to adopt, comparable plans, all to the extent deemed appropriate by the Company and Holdco and permitted under applicable law.

ARTICLE III
CONDITIONS OF MERGER

Section 3.1   Conditions Precedent. The obligations of the parties to this Agreement to consummate the Merger and the transactions contemplated by this Agreement shall be subject to fulfillment or waiver by the parties hereto of each of the following conditions:

(a)   The Company shall have received any approvals or permits and any consents, waivers or amendments or other modification to the outstanding agreements, contracts, instruments or other understandings which the Company deems necessary or desirable in connection with the Merger and the transactions contemplated by this Agreement.

(b)   Prior to the Effective Time, no order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order shall have been enacted, entered, promulgated or enforced by any court or governmental or regulatory authority or instrumentality which prohibits or makes illegal the consummation of the Merger or the transactions contemplated hereby.

ARTICLE IV
TERMINATION AND AMENDMENT

Section 4.1   Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time by action of the Board of Directors of the Company, Holdco or MergerSub if any such Board of Directors should determine that for any reason the completion of the transactions provided for herein would be inadvisable or not in the best interest of such corporation or its shareholders. In the event of such termination and abandonment, this Agreement shall become void and neither the Company, Holdco or MergerSub nor their respective shareholders, directors or officers shall have any liability with respect to such termination and abandonment.

Section 4.2   Amendment. This Agreement may be supplemented, amended or modified by the mutual consent of the Boards of Directors of the parties to this Agreement.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1   Governing Law. This Agreement shall be governed by and construed and enforced under the laws of the Commonwealth of Virginia.

Section 5.2   Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 5.3   Entire Agreement. This Agreement, including the documents and instruments referred to herein, constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 5.4   Severability. The provisions of this Agreement are severable, and in the event any provision hereof is determined to be invalid or unenforceable, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

[Signature page follows]

IN WITNESS WHEREOF, the Company, Holdco and MergerSub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DOLLAR TREE STORES, INC.

By: /s/ Bob Sasser
Print Name: Bob Sasser
Title: President & CEO

DOLLAR TREE, INC.

By: /s/ Bob Sasser
Print Name: Bob Sasser
Title: President & CEO

DOLLAR TREE MERGER SUB, INC.

By: /s/ Gary Philbin
Print Name: Gary Philbin
Title: President

Exhibit 3.1

ARTICLES OF INCORPORATION
OF
DOLLAR TREE, INC.

ARTICLE I
NAME

The name of the Corporation is DOLLAR TREE, INC.

ARTICLE II
PURPOSES AND POWERS

The purpose for which the Corporation is organized is to engage in any lawful business not required by the Virginia Stock Corporation Act to be stated in the Articles of Incorporation.

The Corporation shall have all of the corporate powers of any character which are not prohibited by law or required to be stated in the Articles of Incorporation.

ARTICLE III
CAPITAL STOCK

A.   Authorized Shares. The aggregate number of shares that the Corporation shall have the authority to issue is Ten Million (10,000,000) shares of Preferred Stock, One Cent ($.01) par value per share, and Three Hundred Million (300,000,000) shares of Common Stock, One Cent ($.01) par value per share.

B.   Preferred and Common Stock. The designations, preferences, voting powers and relative, participating, optional other special rights of the Preferred Stock and the Common Stock, and the qualifications, limitations and restrictions of such preferences and rights, shall be in accordance with Sections B(1) through B(6) of this Article III.

1.   Issuance of Preferred Stock. The Preferred Stock may be issued from time to time, in one or more series, each of which series shall be designated by such appropriate designations as may be stated in such amendment or amendments to these Articles of Incorporation providing for the issuance of the stock of such series as may be adopted by the Board of Directors from time to time, a copy of which amendment or amendments shall have been filed with and made effective (without shareholder approval) by the State Corporation Commission of Virginia as required by law. Subject to the provisions hereof, all shares of any one series shall be alike in every particular and except for the relative rights and preferences as to which there may be variations between different series as set forth in this Article III, all shares of Preferred Stock shall be alike in every particular. The Board of Directors shall have power and authority, subject to all the provisions of these Articles and of the Virginia Stock Corporation Act, to state and determine, in the amendment or amendments providing for the issue of each series of Preferred Stock, the number of shares of each such series authorized to be issued and the preferences and relative, participating, optional and other rights pertaining to each such series, and the qualifications, limitations or restrictions thereof, including, full power and authority to determine, as to the Preferred Stock of each such series (a) the rate of dividend, the time of payment, whether dividends shall be cumulative and if so, the dates from which dividends shall be cumulative, and the extent of participation rights, if any, (b) any right to vote with holders of shares of any other series or class and any right to vote as a class, either generally or as a condition to specified corporate action, and the number of votes, if any, to be exercised for each share, (c) the price at and the terms and conditions on which shares may be redeemed, (d) the amount payable upon shares in event of involuntary liquidation, (e) the amount payable upon shares in event of voluntary liquidation, (f) sinking fund provisions for the redemption or purchase of shares, (g) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and (h) any other designations, rights, preferences or limitations that are now or hereafter permitted by law and are not inconsistent with the provisions of this Section B(1).

2.   Dividends. The holders of the Preferred Stock shall be entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. Dividends on the Preferred Stock of each series shall be at such rates or to such extent, payable in such manner, under such conditions and on such dates as shall be stated in the amendment to the Articles of Incorporation providing for the issuance of each such series of Preferred Stock. The holders of Common Stock shall be entitled to receive such dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor, subject to the rights of the series of Preferred Stock outstanding from time to time. Dividends on Preferred Stock shall be in preference to dividends on Common Stock, unless otherwise determined by the Board in the amendment or amendments providing for an issue of Preferred Stock.

3.   <u>Liquidation</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, there shall be paid to the holders of shares of Preferred Stock of each series the fixed amount per share payable in the event of liquidation, dissolution or winding up of the Corporation, stated in the amendment of the Articles of Incorporation providing for the issuance of each such series of Preferred Stock, plus the unpaid dividends accrued thereon, if such dividends be cumulative, before any sum shall be paid to, or any assets distributed among, the holders of the Common Stock, but the holders of the Preferred Stock shall be entitled to no further payment or distribution than as provided above. If amounts payable to holders of shares of Preferred Stock on liquidation, dissolution or winding up are not paid in full, the shares of Preferred Stock shall share in any distribution of assets (other than by way of dividends) on a basis determined by the Board in the amendment or amendments providing for the issue of each series of Preferred Stock, or, in the absence of such determination, the shares of Preferred Stock shall share ratably on a share for share basis in accordance with the sums which would be payable in such distribution if all sums payable were discharged in full. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled, in proportion to the number of shares of Common Stock so held, to payment or distribution of any assets remaining after all required payments to holders of Preferred Stock. A liquidation, dissolution or winding up of the Corporation, as such terms are used in this Section B(3), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or a sale, lease or conveyance of all or part of its assets.

4.   <u>Redemption</u>. The Preferred Stock of each series shall be subject to redemption if so provided, and at the prices, and upon the terms and conditions stated, in the amendment to the Articles of Incorporation providing for the issuance of each such series of Preferred Stock.

5.   <u>Voting</u>. The holders of each series of the Preferred Stock shall have no voting power except as may be required by law, or as may be provided, and upon the terms and conditions stated, in the amendment to the Articles of Incorporation providing for the issuance of each such series of Preferred Stock. Except as set forth hereinabove, the entire and exclusive voting rights are vested in the holders of the Common Stock. Each holder of the Common Stock shall have one vote for each share held by him, and each holder of any series of Preferred Stock when and if entitled to vote shall also have such votes for each share held by him as provided in the amendment to the Articles of Incorporation providing for the issuance of each such series of Preferred Stock.

6.   <u>Pre-emptive Rights</u>. No holder of any share of capital stock of the Corporation, whether now or hereafter authorized or outstanding, shall have any pre-emptive or preferential right to purchase or subscribe to purchase i) any shares of stock of any class of the Corporation or other security that the Corporation may determine to issue, whether share of stock or other security to be issued is now or hereafter authorized, ii) any warrants, rights or options to purchase any stock or other security , or iii) any obligation convertible into any such stock or other security or into warrants, rights or options to purchase any such stock or other security.

ARTICLE IV
<u>DIRECTORS</u>

The number of directors shall be fixed by the By-Laws. In the absence of such a provision in the By-Laws, the number of directors shall be nine. Upon the effective date of these Articles of Incorporation, the Board of Directors shall divide the directors of the corporation into three classes as nearly equal in number as possible. The term of office of the first class of directors shall expire at the first annual meeting of stockholders after the initial election dividing directors into such classes, that of the second class shall expire at the second annual meeting after such election, and that of the third class at the third annual meeting after such election. At each annual meeting of stockholders, successors to the class of directors whose terms shall then expire and any other nominees for election as a director of such class shall be elected to hold office until the third succeeding annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes by the Board of Directors as to make all classes as nearly equal in number as possible. Vacancies resulting from an increase in the number of directors may be created and filled by action of the Board of Directors between annual meetings of stockholders. A director may be removed only if the number of votes cast to remove the director constitutes more than two-thirds (2/3) of the votes entitled to be cast at an election of directors.

The names and mailing addresses of the persons who are to serve initially as directors of each class are:

	Name	Mailing Address
Class I		
	Macon F. Brock, Jr.	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320
	Mary Anne Citrino	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320
	Richard G. Lesser	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320
	Thomas E. Whiddon	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320
Class II		
	J. Douglas Perry	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320
	Thomas A. Saunders, III	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320
	Eileen R. Scott	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320
Class III		
	H. Ray Compton	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320
	Bob Sasser	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320
	Alan L. Wurtzel	c/o Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, VA 23320

ARTICLE V
INDEMNIFICATION

A.   Definitions. For purposes of this Article, the following definitions shall apply:

"Act" means the Virginia Stock Corporation Act, as it exists on the date hereof or is hereafter amended, or any successor or comparable provision of law if such Act is repealed.

"eligible person" means a person who is or was a director or officer of the Corporation, or while serving as such director or officer, is or was serving at the request of the Corporation as a director, trustee, partner or officer of another corporation, affiliated corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. A person shall be considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan.

"expenses" includes, without limitation, counsel fees, expert witness fees, and costs of investigation, litigation and appeal, as well as any amounts expended in asserting a claim for indemnification.

"liability" means the obligation to pay a judgment, settlement, penalty, fine (including any excise tax assessed with respect to any employment benefit plan), or reasonable expenses incurred with respect to a proceeding.

"party" includes, without limitation, an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

"proceeding" means any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, or investigative and whether formal or informal.

B.   Indemnification of Officers and Directors.

1.   To the full extent that the Act permits the limitation or elimination of the liability of directors and officers, no director or officer of the Corporation made a party to any proceeding shall be liable to the Corporation or its stockholders for monetary damages arising out of any transaction, occurrence or course of conduct, whether occurring prior or subsequent to the effective date of this Article V.

2.   To the full extent permitted by the Act, the Corporation shall indemnify any eligible person who was or is a party to any proceeding, including a proceeding brought by or in the right of the Corporation or brought by or on behalf of the stockholders of the Corporation, against any liability incurred by him in connection with such proceeding unless he engaged in willful misconduct or a knowing violation of the criminal law. To the same extent, the Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested directors, to enter into a contract to indemnify any director or officer against liability and/or to advance or reimburse his expenses in respect to any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

3.   The provisions of this Article V shall be applicable to all proceedings commenced after it becomes effective, arising from any act or omission, whether occurring before or after such effective date. No amendment or repeal of this Article V shall impair or otherwise diminish the rights provided under this Article V (including those created by contract) with respect to any act or omission occurring prior to such amendment or repeal. The Corporation shall promptly take all such actions and make all such determinations and authorizations as shall be necessary or appropriate to comply with its obligation to make any indemnity against liability, or to advance any expenses, under this Article V and shall promptly pay or reimburse all reasonable expenses, including attorneys' fees, incurred by any such director or officer in connection with such actions and determinations or proceedings of any kind arising therefrom.

4.   The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the director or officer did not meet any standard of conduct that is a prerequisite to the limitation or elimination of liability provided in Section B(1) of this Article V or to his entitlement to indemnification under Section B(2) of this Article V.

5.   No indemnification under Section B(2) of this Article V (unless ordered by a court of law) shall be made by the Corporation without a determination in the specific case that indemnification is proper in the circumstances because the proposed indemnitee has met the standard of conduct that is a prerequisite to his entitlement to indemnification under Section B(2) of this Article V.

The determination shall be made:

(a)   By the Board of Directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(b)   If a quorum cannot be obtained under subsection (a) of this Section B(5), by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

(c)   By special legal counsel:

i)   selected by the Board of Directors in the manner prescribed in subsection (a) of this Section B(5) or its committee in the manner prescribed in subsection (b) of this Section B(5); or

ii)   if a quorum of the Board of Directors cannot be obtained under subsection (a) of this Section B(5) and a committee cannot be designated under subsection (b) of this Section B(5), selected by a majority vote of the full Board of Directors including directors who are parties; or

(d)   By the stockholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is appropriate, except that if the determination is made by special legal counsel, such authorizations and evaluations shall be made by those entitled under subsection (c) of this Section B(5) to select counsel.

Notwithstanding the foregoing, in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification, an advance or reimbursement is claimed, any determination as to such indemnification, advance or reimbursement shall be made by special legal counsel agreed upon by the Board of Directors and the proposed indemnitee. If the Board of Directors and the proposed indemnitee are unable to agree upon such special legal counsel, the Board of Directors and the proposed indemnitee each shall select a nominee, and the nominees shall select such special legal counsel.

6.	(a) The Corporation shall pay for or reimburse the reasonable expenses incurred by a director or officer (and may do so for a person referred to in Section B(7) of this Article V) who is a party to a proceeding in advance of final disposition of the proceeding or the making of any determination under Section B(2) of this Article V if the director, officer or person furnishes to the Corporation:

i)	a written statement, executed personally, of his good faith belief that he has met the standard of conduct that is a prerequisite to his entitlement to indemnification under Section B(2) of this Article V; and

ii)	a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet such standard of conduct.

(b) The undertaking required by paragraph (ii) of subsection (a) of this Section B(6) shall be an unlimited general obligation but need not be secured and may be accepted without reference to financial ability to make repayment.

(c)	Authorizations of payments under this Section B(6) shall be made by the persons specified in Section B(5) of this Article V.

7.	The Board of Directors is hereby empowered, by majority vote of a quorum consisting of disinterested directors, to cause the Corporation to indemnify or contract to indemnify any person not specified in Section B(2) of this Article V who was, is or may become a party to any proceeding, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the same or a lesser extent as if such person were specified as one to whom indemnification is granted in Section B(2) of this Article V. The provisions of Sections B(3) through B(6) of this Article V shall be applicable to any indemnification provided pursuant to this Section B(7).

8.	The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article V and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by him in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article V.

9.	Every reference herein to directors, officers, employees or agents shall include former directors, officers, employees and agents and their respective heirs, executors and administrators. The indemnification hereby provided and provided hereafter pursuant to the power hereby conferred by this Article V on the Board of Directors shall not be exclusive of any other rights to which any person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Corporation or others, with respect to claims, issues or matters in relation to which the Corporation would not have the power to indemnify such person under the provisions of this Article V. Nothing herein shall prevent or restrict the power of the Corporation to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, or provisions for indemnification agreements, By-Laws, or other arrangements (including, without limitation, creation of trust funds or security interests funded by letters of credit or other means) approved by the Board of Directors (whether or not any of the directors of the Corporation shall be a party to or beneficiary of any such agreements, By-Laws or arrangements); provided, however, that any provision of such agreements, By-Laws or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Article V or applicable laws of the Commonwealth of Virginia, but other provisions of any such agreements, By-Laws or other arrangements shall not be affected by any such determination.

10.	Each provision of this Article V shall be severable, and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

ARTICLE VI
AMENDMENTS

Adoption of an amendment to Article IV or this Article VI of these Articles of Incorporation, or Articles II(3), II(5), III(2), III(3), or III(4) of the By-Laws requires, of each voting group entitled to vote thereon, approval of the amendment by more than two-thirds of all the votes entitled to be cast by that voting group. Adoption of all other amendments to the Articles of Incorporation requires, of each voting group entitled to vote thereon, approval of the amendment by a majority of a quorum of the voting group. Nothing in this Article VI shall be construed to require shareholder approval of an amendment or amendments to these Articles of Incorporation providing for the issuance of any series of Preferred Stock in accordance with Article III(B) of these Articles of Incorporation.

ARTICLE VII
MISCELLANEOUS

A.   The Corporation elects not to be governed by Article 14 of the Act, entitled "Affiliated Transactions."

B.   The Corporation elects not to be governed by Article 14.1 of the Act, entitled "Control Share Acquisitions," and such Article shall not apply to acquisitions of shares of the Corporation.

ARTICLE VIII
REGISTERED AGENT

The post office and physical address of the initial registered agent shall be 999 Waterside Drive, Suite 1700, in the City of Norfolk, Virginia 23510, and the initial registered agent shall be William A. Old, Jr., who is a resident of Virginia and a member of the Virginia State Bar, and whose business address is the same as the address of the initial registered office.

DOLLAR TREE, INC.

Date: February 22, 2008

By: /s/ Lamont D. Maddox
            Lamont D. Maddox, Incorporator

Exhibit 3.2

DOLLAR TREE, INC.

BY-LAWS

ARTICLE I.

OFFICES

The principal office of the Corporation shall be in the City of Chesapeake, Commonwealth of Virginia.

ARTICLE II.

STOCKHOLDERS

1.   PLACE OF MEETING: Meetings of the stockholders shall be held at the principal office of the Corporation or at such other place which shall be approved by the Board of Directors and designated in the notice of the meeting. Meetings may be held either within or without the Commonwealth of Virginia.

2.   ANNUAL MEETING: The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date and at such time as the Board of Directors in its discretion determines.

3.   SPECIAL MEETINGS: Unless otherwise provided by law, special meetings of the stockholders may be called only by the Board of Directors, the chairman of the Board or the president of the Corporation, whenever deemed necessary.

4.   NOTICES: Written notice by mail shall be given in accordance with Article VIII, Section 1, stating the place, date and hour of a meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, to each stockholder of record entitled to vote at the meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, by or at the direction of the president, the secretary, or the officer or persons calling the meeting. The notice shall be deemed to be given when it is deposited with postage prepaid in the United States mail addressed to the stockholder at the address as it appears on the stock transfer books of the Corporation. Notice of a meeting to act on an amendment of the Articles of Incorporation, a plan of merger, consolidation or share exchange, a proposed sale of all, or substantially all, of the Corporation's assets, otherwise than in the usual and regular course of business, or the dissolution of the Corporation shall be given in the manner provided above not less than twenty-five (25) nor more than sixty (60) days before the date of the meeting. Such notice shall be accompanied, as appropriate, by a copy of the proposed amendment, plan of merger, consolidation, or exchange, or sale agreement.

Notwithstanding the foregoing, a written waiver of notice signed by the person or person entitled to such notice, either before or after the time stated therein, shall be equivalent to the giving of such notice. A stockholder who attends a meeting shall be deemed to have waived objection to lack of notice or defective notice of the meeting, unless at the beginning of the meeting he objects to holding the meeting or transacting business at the meeting.

5.   ORGANIZATION AND ORDER OF BUSINESS: At all meetings of the stockholders the chairman of the Board or Directors or, in his absence, the president, shall act as chairman. In the absence of the foregoing officers or, if present, with their consent, a majority of the shares entitled to vote at such meeting may appoint any person to act as chairman. The secretary of the Corporation or, in his absence, an assistant secretary, shall act as secretary at all meetings of the stockholders. In the event that neither the secretary nor any assistant secretary is present, the chairman may appoint any person to act as secretary of the meeting.

The chairman shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the dismissal of business not properly presented, the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

At each annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 5. At a special meeting of stockholders, no business shall be transacted and no corporate action taken other than that stated in the notice of the meeting.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the Corporation not less than 120 days nor more than 150 days before the first anniversary of the date of the Corporation's proxy statement in connection with the last annual meeting of stockholders or if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than 90 days before the date of the applicable annual meeting. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's stock transfer books, of such stockholder proposing such business, (c) a representation that such stockholder is a stockholder of record and intends to appear in person or by proxy at such meeting to bring the business before the meeting specified in the notice, (d) the class and number of shares of stock of the Corporation beneficially owned by the stockholder and (e) any material interest of the stockholder in such business. Notwithstanding anything in the By-Laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 5. The chairman of an annual meeting shall, if the facts warrant, determine that the business was not brought before the meeting in accordance with the procedures prescribed by this Section 5, and if he should so determine, he shall so declare to the meeting and the business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 5, a stockholder seeking to have a proposal included in the Corporation's proxy statement shall comply with the requirements of Regulation 14a under the Securities Exchange Act of 1934, as amended (including, but not limited to, Rule 14a-8 or its successor provision). The secretary of the Corporation shall deliver each such stockholder's notice that has been timely received to the Board of Directors or a committee designated by the Board of Directors for review.

6.   VOTING: A stockholder may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. No stockholder may authorize more than four persons to act for him, and any proxy shall be delivered to the secretary of the meeting at or prior to the time designated by the chairman or in the order of business for so delivering such proxies. No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy. Each holder of record of stock of any class shall, as to all matters in respect of which stock of such class has voting power, be entitled to such vote as is provided in the Articles of Incorporation for each share of stock of such class standing in his name on the books of the Corporation. Unless required by statute or determined by the chairman to be advisable, the vote on any questions need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting or by such stockholder's proxy, if there be such proxy.

7.   INSPECTORS: At every meeting of the stockholders for election of directors, the proxies shall be received and taken in charge, all ballots shall be received and counted and all questions touching the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes shall be decided, by one or more inspectors. Each inspector shall be appointed by the chairman of the meeting, shall be sworn faithfully to perform his or her duties and shall certify in writing to the returns. No candidate for election as director shall be appointed or act as inspector.

8.   QUORUM: At all meetings of the stockholders, unless a greater number of voting by classes is required by law, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum. Treasury shares and shares held by a corporation of which the Corporation owns a majority of the shares entitled to vote for the directors thereof shall not be entitled to vote or to be counted in determining the total number of outstanding shares entitled to vote. If a quorum is present, the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter shall be the act of the shareholders unless the vote of a greater number is required by law or the Articles of Incorporation, except that in the election of directors, those receiving the greatest number of votes shall be deemed elected even though not receiving a majority. Less than a quorum may adjourn. If a meeting is adjourned for lack of a quorum, any matter which might have properly come before the original meeting may come before the adjourned meeting when reconvened.

9.   POSTPONEMENTS; ADJOURNMENTS: The postponement or adjournment of any meeting of the stockholders shall be held on such date and at such time as the Board of Directors in its discretion determines.

ARTICLE III.

DIRECTORS

1.   RESPONSIBILITY OF DIRECTORS: The affairs and business of the Corporation shall be under the management of its Board of Directors and such officers and agents as the Board of Directors may elect and employ.

2.   NUMBER OF DIRECTORS: The Board of Directors shall consist of thirteen (13) directors. Subject to the Articles of Incorporation and applicable law, directors shall be elected by the stockholders for three-year terms and shall serve until the election of their successors. The Board of Directors shall have the power to amend this bylaw to the extent permitted by law.

3.   NOMINATION AND ELECTION OF DIRECTORS: At each annual meeting of stockholders, the stockholders entitled to vote shall elect the directors. No person shall be eligible for election as a director unless nominated in accordance with the procedures set forth in this Section 3. Nominations of persons for election to the Board of Directors may be made by the Board of Directors or any committee designated by the Board of Directors or by any stockholder entitled to vote for the election of directors at the applicable meeting of stockholders who complies with the notice procedures set forth in this Section 3. Such nominations, other than those made by the Board of Directors or any committee designated by the Board of Directors, may be made only if written notice of a stockholder's intent to nominate one or more persons for election as directors at the applicable meeting of stockholders has been given, either by personal delivery or by United States certified mail, postage prepaid, to the secretary of the Corporation and received not less than 120 days nor more than 150 days before the first anniversary of the date of the Corporation's proxy statement in connection with the last annual meeting of stockholders, or if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than 90 days before the date of the applicable annual meeting. Each such stockholder's notice shall set forth (i) as to the stockholder giving the notice, the name and address, as they appear on the Corporation's stock transfer books, of such stockholder, a representation that such stockholder is a stockholder of record and intends to appear in person or by proxy at such meeting to nominate the person or persons specified in the notice, the class and number of shares of stock of the Corporation beneficially owned by such stockholder, and a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder; and (ii) as to each person whom the stockholder proposes to nominate for election as a director, the name, age, business address and, if known, residence address of such person, the principal occupation or employment of such person, the class and number of shares of stock of the Corporation which are beneficially owned by such person, any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934, as amended, and the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected. The secretary of the Corporation shall deliver each such stockholder's notice that has been timely received to the Board of Directors or a committee designated by the Board of Directors for review. Any person nominated for election as director by the Board of Directors or any committee designated by the Board of Directors shall, upon the request of the Board of Directors or such committee, furnish to the secretary of the Corporation all such information pertaining to such person that is required to be set forth in a stockholder's notice of nomination. The chairman of the meeting of stockholders shall, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by this Section 3, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

4.   DIRECTORS' TERMS: No decrease in the number of directors shall have the effect of changing the term of any incumbent director. Unless a director resigns or is removed by the two-thirds (2/3) vote of all shares entitled to be cast at an election of directors as required by the Articles of Incorporation, every director shall hold office for the term elected or until a successor shall have been elected. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

5.   DIRECTORS' MEETINGS: The annual meeting of the directors shall be held immediately after the annual meeting of the stockholders. The Board of Directors, as soon as may be convenient after the annual meeting of the stockholders at which such directors are elected, shall elect from their number a president and chief executive officer (sometimes referred to herein as "president") and a Chairman of the Board. Special meetings may be called by any director by giving notice of the time and place in accordance with Section 7 of this Article. Special meetings of the Board of Directors (or any committee of the Board) may be held by telephone or similar communication equipment whereby all persons participating in the meeting can hear each other, at such time as may be prescribed, upon call of any director.

6.   QUORUM AND MANNER OF ACTING: Except where otherwise provided by law, a quorum shall be a majority of the directors, and the act of a majority of the directors present at any such meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of those present may adjourn the meeting from time to time until a quorum be had. Notice of any such adjourned meeting need not be given. Action may be taken by the directors or a committee of the Board of Directors without a meeting if a written consent setting forth the action, shall be signed by all of the directors or committee members either before or after such action. Such consent shall have the same force and effect as a unanimous vote.

7.   NOTICE OF MEETING: At the annual meeting of the Board of Directors each year and at any meeting thereafter, the Board shall designate the dates, times and places of regular meetings of the Board for the ensuing calendar year, and no notice of any kind need be given thereafter with respect to such regular meetings. Notice of any special meeting of the Board shall be by oral, telegraphic or written notice duly given to each director not less than forty-eight (48) hours before the date of the proposed meeting.

8.   WAIVER OF NOTICE: Whenever any notice is required to be given to a director of any meeting for any purpose under the provisions of law, the Articles of Incorporation or these By-Laws, a waiver thereof in writing signed by the person or persons entitled to such notice, either before or after the time stated therein, shall be equivalent to the giving of such notice. A director's attendance at or participation in a meeting waives any required notice to him of the meeting unless he at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

9.   COMPENSATION: Directors shall not receive a stated salary for their services, but directors may be paid a fixed sum and expenses for attendance at any regular or special meeting of the Board of Directors or any meeting of any committee and such other compensation as the Board of Directors shall determine. A director may serve or be employed by the Corporation in any other capacity and receive compensation therefor.

10.   DIRECTOR EMERITUS: The Board may appoint to the position of Director Emeritus any retiring director who has served not less than three years as a director of the Corporation. Such person so appointed shall have the title of "Director Emeritus" and shall be entitled to receive notice of, and to attend all meetings of the Board, but shall not in fact be a director, shall not be entitled to vote, shall not be counted in determining a quorum of the Board and shall not have any of the duties or liabilities of a director under law.

11.   COMMITTEES: In addition to the executive committee authorized by Article IV of these By-Laws, other committees, consisting of two or more directors, may be designated by the Board of Directors by a resolution adopted by the greater number of a majority of all directors in office at the time the action is being taken or the number of directors required to take action under Article III, Section 6 hereof. Any such committee, to the extent provided in the resolution of the Board of Directors designating the committee, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, except as limited by law.

ARTICLE IV.

EXECUTIVE COMMITTEE

1.   HOW CONSTITUTED AND POWERS: The Board of Directors, by resolution adopted pursuant to Article III, Section 11 hereof, may designate, in addition to the chairman of the Board of Directors, one or more directors to constitute an executive committee, who shall serve during the pleasure of the Board of Directors. The executive committee, to the extent provided in such resolution and permitted by law, shall have and may exercise all of the authority of the Board of Directors.

2.   ORGANIZATION, ETC.: The executive committee may choose a chairman and secretary. The executive committee shall keep a record of its acts and proceedings and report the same from time to time to the Board of Directors.

3.   MEETINGS: Meetings of the executive committee may be called by any member of the committee. Notice of each such meeting, which need not specify the business to be transacted thereat, shall be mailed to each member of the committee, addressed to his residence or usual place of business, at least two days before the day on which the meeting is to be held or shall be sent to such place by telegraph, telex or telecopy or be delivered personally or by telephone, not later than the day before the day on which the meeting is to be held.

4.   QUORUM AND MANNER OF ACTING: A majority of the executive committee shall constitute a quorum for transaction of business, and the act of a majority of those present at a meeting at which a quorum is present shall be the act of the executive committee. The members of the executive committee shall act only as a committee, and the individual members shall have no powers as such.

5.   REMOVAL: Any member of the executive committee may be removed, with or without cause, at any time, by the Board of Directors.

6.   VACANCIES: Any vacancy in the executive committee shall be filled by the Board of Directors.

ARTICLE V.

OFFICERS

1.   NUMBER: The officers of the Corporation shall be a chairman of the Board of Directors, a president and chief executive officer, one or more vice chairmen of the Board of Directors (if elected by the Board of Directors), one or more vice presidents (one or more of whom may be designated executive vice president or senior vice president), a chief financial officer, a treasurer, a controller, a secretary, one or more assistant treasurers, assistant controllers and assistant secretaries and such other officers as may from time to time be chosen by the Board of Directors. Any two or more offices may be held by the same person. The Board of Directors, in its discretion, may also designate "chief officers" of certain functions in addition to chief executive officer and chief financial officer, and such officers shall be deemed to be vice presidents for purposes of these bylaws.

2.   ELECTION, TERM OF OFFICE AND QUALIFICATIONS: All officers of the Corporation shall be chosen annually by the Board of Directors, and each officer shall hold office until his successor shall have been duly chosen and qualified or until he shall resign or shall have been removed in the manner hereinafter provided. The chairman of the Board of Directors, the president and chief executive officer, and the vice chairman of the Board of Directors (if any) shall be chosen from among the directors.

3.   VACANCIES: If any vacancy shall occur among the officers of the Corporation, such vacancy shall be filled by the Board of Directors.

4.   OTHER OFFICERS, AGENTS AND EMPLOYEES - THEIR POWERS AND DUTIES: The Board of Directors may from time to time appoint such other officers as the Board of Directors may deem necessary, to hold office for such time as may be designated by it or during its pleasure, and the Board of Directors or the chairman of the Board of Directors may appoint, from time to time, such agents and employees of the Corporation as may be deemed proper, and may authorize any officers to appoint and remove agents and employees. The Board of Directors or the chairman of the Board of Directors may from time to time prescribe the powers and duties of such other officers, agents and employees of the Corporation.

5.   REMOVAL: Any officer, agent or employee of the Corporation may be removed, either with or without cause, by a vote of a majority of the Board of Directors or, in the case of any agent or employee not appointed by the Board of Directors, by a superior officer upon whom such power of removal may be conferred by the Board of Directors or the chairman of the Board of Directors.

6.	CHAIRMAN OF THE BOARD OF DIRECTORS: The chairman of the Board of Directors shall preside at meetings of the stockholders and of the Board of Directors and shall be a member of the executive committee. The chairman shall be responsible for such management and control of the business and affairs of the Corporation as shall be determined by the Board of Directors. He shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall from time to time report to the Board of Directors on matters within his knowledge which the interests of the Corporation may require be brought to its notice. He shall do and perform such other duties from time to time as may be assigned to him by the Board of Directors.

7.	PRESIDENT AND CHIEF EXECUTIVE OFFICER: In the absence of the chairman of the Board of Directors, the president and chief executive officer shall preside at meetings of the stockholders and of the Board of Directors. He shall be responsible to the Board of Directors and, subject to the Board of Directors, shall be responsible for the general management and control of the business and affairs of the Corporation and shall devote himself to the Corporation's operations under the basic policies set by the Board of Directors. He shall from time to time report to the Board of Directors on matters within his knowledge which the interests of the Corporation may require be brought to his notice. In the absence of the chairman of the Board of Directors, he shall have all of the powers and the duties of the chairman of the Board of Directors. He shall do and perform such other duties from time to time as may be assigned to him by the Board of Directors. The offices of president and chief executive officer may be held by separate persons, each having the duties hereunder as determined by the Board of Directors.

8.	VICE CHAIRMEN OF THE BOARD OF DIRECTORS: In the absence of the chairman of the Board of Directors and the president, the vice chairman of the Board of Directors designated for such purpose by the chairman of the Board of Directors shall preside at meetings of the stockholders and of the Board of Directors. Each vice chairman of the Board of Directors shall be responsible to the chairman of the Board of Directors. Each vice chairman of the Board of Directors shall from time to time report to the chairman of the Board of Directors on matters within his knowledge which the interests of the Corporation may require be brought to his notice. In the absence or inability to act of the chairman of the Board of Directors and the president, such vice chairman of the Board of Directors as the chairman of the Board of Directors may designate for the purpose shall have the powers and discharge the duties of the chairman of the Board of Directors. The Board of Directors may designate a vice chairman of the Board of Directors who shall have the powers and discharge the duties of the chairman of the Board of Directors.

9.	VICE PRESIDENTS: The vice presidents of the Corporation shall assist the chairman of the Board of Directors, the president and the vice chairmen of the Board of Directors in carrying out their respective duties and shall perform those duties which may from time to time be assigned to them.

10.	TREASURER: The treasurer shall have charge of the funds, securities, receipts and disbursements of the Corporation. He shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such banks or trust companies or with such bankers or other depositaries as the Board of Directors may from time to time designate. He shall render to the Board of Directors, the chairman of the Board of Directors, the president, the vice chairmen of the Board of Directors, and the chief financial officer, whenever required by any of them, an account of all of his transactions as treasurer. If required, he shall give a bond in such sum as the Board of Directors may designate, conditioned upon the faithful performance of the duties of his office and the restoration to the Corporation at the expiration of his term of office or in case of his death, resignation or removal from office, of all books, papers, vouchers, money or other property of whatever kind in his possession or under his control belonging to the Corporation. He shall perform such other duties as from time to time may be assigned to him.

11.	ASSISTANT TREASURERS: In the absence or disability of the treasurer, one or more assistant treasurers shall perform all the duties of the treasurer and, when so acting, shall have all the powers of, and be subject to all restrictions upon, the treasurer. Each assistant treasurer shall also perform such other duties as from time to time may be assigned to him.

12.	SECRETARY: The secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors in a book or books kept for that purpose. He shall keep in safe custody the seal of the Corporation, and shall affix such seal to any instrument requiring it. The secretary shall have charge of such books and papers as the Board of Directors may direct. He shall attend to the giving and serving of all notices of the Corporation and shall also have such other powers and perform such other duties as pertain to his office, or as the Board of Directors, the chairman of the Board of Directors, the president or any vice chairman of the Board of Directors may from time to time prescribe.

13.	ASSISTANT SECRETARIES: In the absence or disability of the secretary, one or more assistant secretaries shall perform all of the duties of the secretary and, when so acting, shall have all of the powers of, and be subject to all the restrictions upon, the secretary. Each assistant secretary shall also perform such other duties as from time to time may be assigned to him.

14.	CONTROLLER: The controller shall be administrative head of the controller's department. He shall be in charge of all functions relating to accounting and the preparation and analysis of budgets and statistical reports and shall establish, through appropriate channels, recording and reporting procedures and standards pertaining to such matters. He shall report to the chief financial officer and shall aid in developing internal corporate policies whereby the business of the Corporation shall be conducted with the maximum safety, efficiency and economy, and he shall be available to all departments of the Corporation for advice and guidance in the interpretation and application of policies which are within the scope of his authority. He shall perform such other duties as from time to time may be assigned to him.

15.	ASSISTANT CONTROLLERS: In the absence or disability of the controller, one or more assistant controllers shall perform all of the duties of the controller and, when so acting, shall have all of the powers of, and be subject to all the restrictions upon, the controller. Each assistant controller shall also perform such other duties as from time to time may be assigned to him.

ARTICLE VI.

CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

1. CONTRACTS: The chairman of the Board of Directors, the president, any vice chairman of the Board of Directors, any vice president, the treasurer and such other persons as the chairman of the Board of Directors may authorize shall have the power to execute any contract or other instrument on behalf of the Corporation; no other officer, agent or employee shall, unless otherwise provided in these By-Laws, have any power or authority to bind the Corporation by any contract or acknowledgement, or pledge its credit or render it liable pecuniarily for any purpose or to any amount.

2. LOANS: The chairman of the Board of Directors, the president, any vice chairman of the Board of Directors, the executive vice president, the treasurer and such other persons as the Board of Directors may authorize shall have the power to effect loans and advances at any time for the Corporation from any bank, trust company or other institution, or from any corporation, firm or individual, and for such loans and advances may make, execute and deliver promissory notes or other evidences of indebtedness of the Corporation, and, as security for the payment of any and all loans, advances, indebtedness and liability of the Corporation, may pledge, hypothecate or transfer any and all stock, securities and other personal property at any time held by the Corporation, and to that end endorse, assign and deliver the same.

3. VOTING OF STOCK HELD: The chairman of the Board of Directors, the president, any vice chairman of the Board of Directors, any vice president or the secretary may from time to time appoint an attorney or attorneys or agent or agents of the Corporation to cast the votes that the Corporation may be entitled to cast as a stockholder or otherwise in any other corporation, any of whose stock or securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing to any action by any other such corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of the Corporation such written proxies, consents, waivers or other instruments as such officer may deem necessary or proper in the premises; or the chairman of the Board of Directors, the president, any vice chairman of the Board of Directors, any vice president or the secretary may himself attend any meeting of the holders of stock or other securities of such other corporation and thereat vote or exercise any and all powers of the Corporation as the holder of such stock or other securities of such other corporation.

4. COMPENSATION: The compensation of all officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE VII.

EVIDENCE OF SHARES

1. FORM: Shares of the Corporation's stock shall, when fully paid, be evidenced by certificates containing such information as is required by law and approved by the Board of Directors. Alternatively, the Board of Directors may authorize the issuance of some or all shares of stock without certificates. In such event, within a reasonable time after issuance, the Corporation shall mail to the shareholder a written confirmation of its records with respect to such shares containing the information required by law. When issued, the certificates of stock of the Corporation shall be numbered and entered in the books of the Corporation as they are issued; they shall be signed manually or by the use of a facsimile signature, i) by the chairman of the Board of Directors, by the president, or by a vice president designated by the Board of Directors and ii) countersigned by the secretary or an assistant secretary; and they shall bear the corporate seal or a facsimile thereof. The Board of Directors of the Corporation may issue scrip in registered or bearer form, which shall entitle the holder to receive a certificate for a full share. Scrip shall not entitle the holder to exercise voting rights or to receive dividends thereon or to participate in any of the assets of the Corporation in the event of liquidation. The Board may cause scrip to be issued subject to the condition that it shall become void if not exchanged for certificates representing full shares before a specified date or subject to any other conditions that it may deem advisable. Fractional may also be issued.

2. LOST CERTIFICATES: The president or secretary may direct a new certificate or certificates to be issued in place of any lost or destroyed certificate or certificates previously issued by the Corporation if the person or persons who claim the certificate or certificates make an affidavit stating the certificates of stock have been lost or destroyed. When authorizing the issuance of a new certificate or certificates, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or the legal representative, to advertise the same in such manner as the Corporation shall require and/or to give the Corporation a bond, in such sum as the Corporation may direct, to indemnify the Corporation with respect to the certificate or certificates alleged to have been lost or destroyed.

3. TRANSFER OF STOCK: Upon surrender to the Corporation, or to the transfer agent of the Corporation, if any, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

4. REGISTERED STOCKHOLDERS: The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the owner thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person. The Corporation shall not be liable for registering any transfer of shares which are registered in the name of a fiduciary unless done with actual knowledge of facts which would cause the Corporation's action in registering the transfer to amount to bad faith.

ARTICLE VIII.

MISCELLANEOUS

1.   NOTICES: Each stockholder, director and officer shall furnish in writing to the secretary of the Corporation the address to which notices of every kind may be delivered or mailed. If such person fails to furnish an address, and the Post Office advises the Corporation that the address furnished is no longer the correct address, the Corporation shall not be required to deliver or mail any notice to such person. Whenever notice is required by applicable law, the Articles of Incorporation or these By-Laws, a written waiver of such notice signed before or after the time stated in the waiver or, in the case of a meeting, the attendance, of a stockholder or director (except for the sole purpose of objecting) or, in the case of a unanimous consent, the signing of the consent, shall be deemed a waiver of notice.

2.   REGISTERED OFFICE AND AGENT: The Corporation shall at all times have a registered office and a registered agent.

3.   CORPORATE RECORDS: The Corporation shall keep correct and complete books and records of accounts and minutes of the stockholders' and directors' meetings, and shall keep at its registered office or principal place of business, or at the office of its transfer agent, if any, a record of its stockholders, including the names and addresses of all stockholders and the number, class, and series of the shares held by each. Any person who shall have been a stockholder of record for at least six months immediately preceding demand, or who shall be the holder of record of a least five per cent (5%) of all the outstanding shares of the Corporation, upon written request stating the purpose therefor, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, the books and records of account of the Corporation, minutes and record of stockholders, and to make copies or extracts therefrom.

4.   REQUIREMENT FOR FINANCIAL STATEMENT: Upon the written request of any stockholder, the Corporation shall mail to the stockholder its most recent published financial statement.

5.   SEAL: The seal of the Corporation shall be a flat faced circular die containing the word "SEAL" in the center and the name of the Corporation around the circumference.

6.   AMENDMENT OF BY-LAWS: Except to the extent otherwise provided in Article VI of the Articles of Incorporation, the power to alter, amend or repeal the By-Laws or adopt new By-Laws shall be vested in the Board of Directors, but By-Laws made by the Board of Directors may be repealed or changed or new By-Laws adopted by the stockholders and the stockholders may prescribe that any By-Law adopted by them may not be altered, amended or repealed by the Board of Directors.

7.   FISCAL YEAR: The fiscal year of the Corporation shall be established by resolution of the Board of Directors and may be changed from time to time.

8.   GENERAL: Any matters not specifically covered by these By-Laws shall be governed by the applicable provisions of the Code of Virginia in force at the time.

ARTICLE IX.

EMERGENCY BY-LAWS

If a quorum of the Board of Directors cannot readily be assembled because of a catastrophic event, and only in such event, these By-Laws shall, without further action by the Board of Directors, be deemed to have been amended for the duration of such emergency, as follows:

1.   The third sentence of Section 5 of Article III shall read as follows:

Special meetings of the Board of Directors (or any committee of the Board) shall be held whenever called by order of any director or of any person having the powers and duties of the chairman of the Board of Directors, the president or any vice chairman of the Board of Directors.

2.   Section 6 of Article III shall read as follows:

The directors present at any regular or special meeting called in accordance with these By-Laws shall constitute a quorum for the transaction of business at such meeting, and the action of a majority of such directors shall be the act of the Board of Directors, provided, however, that in the event that only one director is present at any such meeting no action except the election of directors shall be taken until at least two additional directors have been elected and are in attendance.

Approved:

DOLLAR TREE, INC.

Date: February 22, 2008   By: /s/ James A. Gorry, III
                                                                            James A. Gorry, III, Secretary

Exhibit 10.1

Amendment to the 2005 Employee Stock Purchase Plan

a.   The name of the Plan shall be the Dollar Tree, Inc. 2005 Employee Stock Purchase Plan.

b.   Dollar Tree, Inc. shall replace Dollar Tree Stores, Inc. each place where it appears in the Plan.

c.   The first sentence of Section 1.1 is replaced in its entirety as follows:

   The Dollar Tree, Inc. 2005 Employee Stock Purchase Plan ("Plan") is intended to attract and retain employees of Dollar Tree, Inc. and its Member Companies ("Company").

d.   The definition of Member Company is added as follows:

   Member Company. Member Company means any "parent corporation" or "subsidiary corporation" (within the meaning of Section 424 of the Code) of the Company, including a corporation that becomes a Member Company after the adoption of this Plan, that the Administrator designates as a participating employer in the Plan.

e.   The definition of Employee in Section 2.8 is replaced in its entirety as follows:

   2.8 Employee. A common law employee of the Company or any Member Company.

f.   The definition of Subsidiary Corporation in Section 2.19 is deleted.

g.   In Sections 4.1, 8.3, and 10.8, "Member Company" shall replace "Subsidiary Corporation" or "Subsidiary."

Exhibit 10.2

Third Amendment to the 2004 Executive Officer Equity Plan

a.   The name of the Plan shall be the Dollar Tree, Inc. 2004 Executive Officer Equity Plan.

b.   Dollar Tree, Inc. shall replace Dollar Tree Stores, Inc. each place where it appears in the Plan.

c.   The definition of Member Company is added to Article 8 as follows:

(m)   Member Company. Member Company means any "parent corporation" or "subsidiary corporation" (within the meaning of Section 424 of the Code) of the Company, including a corporation that becomes a Member Company after the adoption of this Plan, that the Committee designates as a participating employer in the Plan.

d.   The definition of Eligible Recipient in Article 8 is replaced in its entirety as follows:

(i)   Eligible Recipient. The term "Eligible Recipient" shall mean shall mean the Company's or a Member Company's Chief Executive Officer and each other executive officer of the Company or a Member Company that the Committee determines, in its discretion, is or may be a "covered employee" of the Company or a Member Company within the meaning Section 162(m) of the Code and Section 1.162-27(c)(2) of the U.S. Treasury Department regulations promulgated thereunder. An Award may be granted to an executive officer in connection with hiring, retention or otherwise, prior to the date he or she first performs services for the Company or a Member Company, provided that such Awards shall not become vested prior to the date he or she first performs such services. An Award may also be granted to an executive officer in connection with the conclusion of such executive officer's performance of services and separation from the Company or a Member Company. The effect of discontinuity in an Eligible Recipient's service with the Company or a Member Company on any outstanding Award shall be at the discretion of the Committee.

g.   In Sections 1.1, 4.5, 4.7, 4.11, 4.13, 5.1, 6.1 and 6.4, "Member Company" or "Member Companies" shall replace "Subsidiary" or "Subsidiaries."

f.   The first sentence of Section 4.1 is replaced with the following:

This Plan is effective July 1, 2004 (the "Effective Date") and the shareholders of Dollar Tree Stores, Inc. approved the Plan on June 17, 2004.

g.   The definition of Subsidiary in Article 8 is deleted.

Exhibit 10.3

Third Amendment to the 2003 Equity Incentive Plan

a.   The name of the Plan shall be the Dollar Tree, Inc. 2003 Equity Incentive Plan.

b.   Dollar Tree, Inc. shall replace Dollar Tree Stores, Inc. each place where it appears in the Plan.

c.   The definition of Member Company is added as follows:

Member Company. Member Company means any "parent corporation" or "subsidiary corporation" (within the meaning of Section 424 of the Code) of the Company, including a corporation that becomes a Member Company after the adoption of this Plan, that the Board or Committee designates as a participating employer in the Plan.

d.   In Sections 1.1, 4.5. 4.7, 4.11, 4.13, 5.1, 6.4, and 8(i), "Member Company" or "Member Companies" shall replace "Subsidiary" or "Subsidiaries."

e.   The first sentence of Section 4.1 is replaced with the following:

The Plan is effective July 1, 2003 (the "Effective Date") and the shareholders of Dollar Tree Stores, Inc. approved the Plan on June 19, 2003.

f.   The definition of "Subsidiary" in Article 8 (w) is deleted.

Exhibit 10.4

Fifth Amendment to the Stock Incentive Plan

a.   The name of the Plan shall be the Dollar Tree, Inc. Stock Incentive Plan.

b.   Dollar Tree, Inc. shall replace Dollar Tree Stores, Inc. each place where it appears in the Plan.

c.   The first line is replaced in its entirety as follows:

THIS DOLLAR TREE, INC. INCENTIVE PLAN ("Plan") is made by Dollar Tree, Inc. and its member companies ("Company").

d.   The definition of Member Company is added to Article 2 as follows:

Member Company. Member Company means any "parent corporation" or "subsidiary corporation" (within the meaning of Section 424 of the Code) of the Company, including a corporation that becomes a Member Company after the adoption of this Plan, that the Committee designates as a participating employer in the Plan.

e.   The definition of Person in Section 2.15 is replaced in its entirety as follows:

2.15   Person. Any individual, corporation, partnership, group, association or other "person" (as such term is used in Section 14(d)(2) of the Exchange Act), other than the Company, any Member Company or any employee benefit plan sponsored by the Company or a Member Company.

f.   The definition of Subsidiary in Section 2.19 is deleted.

g.   In Sections 2.7, 2.17, 3.2.3, 5, 6.1, 6.4.3, 8.1, 8.2, 8.3, 8.4, 9.2 and 11.1, "Member Company" or "Member Companies" shall replace "Subsidiary" or "Subsidiaries."

Exhibit 10.5

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (the "**Agreement**") is made as of February 27, 2008, by and between DOLLAR TREE STORES, INC., a Virginia corporation ("**Assignor**") and DOLLAR TREE, INC., a Virginia corporation ("**Assignee**").

RECITALS

Pursuant to the Agreement of Merger and Plan of Reorganization dated February 27, 2008, among Assignor, Assignee, and Dollar Tree Merger Sub, Inc. (the "**Merger Agreement**"), Assignor will create a new holding company structure by merging Assignor with and into Dollar Tree Merger Sub, Inc. with Assignor being the surviving corporation and converting the capital stock of Assignor into the capital stock of Assignee (the "**Merger**"). In connection with the Merger, Assignor has agreed to assign to Assignee, and Assignee has agreed to assume from Assignor, certain of Assignor's stock and incentive plans and other arrangements (collectively, the "**Assumed Agreements**") as further specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the receipt and sufficiency of which is acknowledged by the parties hereto, the parties intending to be legally bound, agree as follows:

1. **Defined Terms**. Capitalized terms used in this Agreement and not otherwise defined shall have the respective meanings assigned to them in the Merger Agreement.

2. **Assignment**. Effective at the Effective Time, Assignor hereby assigns to Assignee all of its rights and obligations under the Assumed Agreements listed on **Exhibit A** hereto.

3. **Assumption**. Effective at the Effective Time, Assignee hereby assumes all of the rights and obligations of Assignor under the Assumed Agreements, and agrees to abide by and perform all terms, covenants and conditions of Assignor under such Assumed Agreements. In consideration of the assumption by Assignee of all of the rights and obligations of Assignor under the Assumed Agreements, Assignor agrees to pay (i) all expenses incurred by Assignee in connection with the assumption of the Assumed Agreements pursuant to this Agreement and (ii) all expenses incurred by Assignee in connection with the registration on Form S-8 of shares of common stock of Assignee to the extent required in connection with the Assumed Agreements, including, without limitation, registration fees imposed by the Securities and Exchange Commission.

4. **Further Assurances**. Subject to the terms of this Agreement, the parties hereto shall take all reasonable and lawful action as may be necessary or appropriate to cause the intent of this Agreement to be carried out, including, without limitation, entering into amendments to the Assumed Agreements and notifying other parties thereto of such assignment and assumption.

5. **Successors and Assigns**. This Agreement shall be binding upon Assignor and Assignee, and their respective successors and assigns. The terms and conditions of this Agreement shall survive the consummation of the transfers provided for herein.

6. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without giving effect to conflicts of law principles.

7. **Entire Agreement**. This Agreement, including **Exhibit A** attached hereto, together with the Merger Agreement, constitute the entire agreement and supersede all other agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be modified or amended except by a writing executed by the parties hereto.

8. **Severability**. The provisions of this Agreement are severable, and in the event any provision hereof is determined to be invalid or unenforceable, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

9. **Third Party Beneficiaries**. The parties to the Assumed Agreements, including, without limitation, the parties to the various stock option or similar agreements entered into pursuant to the Assumed Agreements who are granted options or other rights to receive securities thereunder, are intended to be third party beneficiaries to this Agreement.

10. **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original.

[Signature Page Follows]

This Assignment and Assumption Agreement is signed as of the date first written above.

Assignor

DOLLAR TREE STORES, INC.

By: /s/ Bob Sasser
Bob Sasser
President and CEO

Assignee

DOLLAR TREE, INC.

By: /s/ Bob Sasser
Bob Sasser
President and CEO

ASSUMED AGREEMENTS

Option Plans and Stock Incentive Plans

Dollar Tree Stores, Inc. 2005 Employee Stock Purchase Plan (Reg. No. 333-126286)

Dollar Tree Stores, Inc. 2004 Executive Officer Equity Plan (Reg. No. 333-117337)

Dollar Tree Stores, Inc. 2003 Director Deferred Compensation Plan (Reg. No. 333-106886)

Dollar Tree Stores, Inc. 2003 Non-Employee Director Stock Option Plan (Reg. No. 333-106884)

Dollar Tree Stores, Inc. 2003 Equity Incentive Plan (Reg. No. 333-106883)

Dollar Tree Stores, Inc. 1998 Special Stock Option Plan (Reg. No. 333-61139)

Dollar Tree Stores, Inc. Employee Stock Purchase Plan (Reg. No. 033-92814)

Dollar Tree Stores, Inc. Stock Incentive Plan (Reg. Nos. 333-41248, 033-92812 and 333-38735)

Dollar Tree Stores, Inc. Amended and Restated Stock Option Plan (Reg. No. 033-92816)

Other Plans and Arrangements

[Those certain Change in Control Retention Agreements between the Assignor and its Named Executive Officers (other than the Chairman).]

Exhibit 10.6

Third Amendment to the 2003 Director Deferred Compensation Plan

a. The name of the Plan shall be the Dollar Tree, Inc. 2003 Director Deferred Compensation Plan.

b. Dollar Tree, Inc. shall replace Dollar Tree Stores, Inc. each place where it appears in the Plan.

c.   Section 5.1 is replaced with the following:

   This Plan is effective June 19, 2003 and the shareholders of Dollar Tree Stores, Inc. approved the Plan on June 19, 2003.

Exhibit 10.7

Second Amendment to the 2003 Non-Employee Director Stock Option Plan

a.   The name of the Plan shall be the Dollar Tree, Inc. 2003 Non-Employee Director Stock Option Plan.

b.   Dollar Tree, Inc. shall replace Dollar Tree Stores, Inc. each place where it appears in the Plan.

c.   The first sentence of Section 4.1 is replaced with the following:

 This Plan is effective July 1, 2003 (the "Effective Date") and the shareholders of Dollar Tree Stores, Inc. approved the Plan on June 19, 2003.

Exhibit 99.1

DOLLAR TREE ANNOUNCES FORMATION OF NEW HOLDING COMPANY

CHESAPEAKE, VA.—March 3, 2008—Dollar Tree Stores, Inc. (NASDAQ:DLTR) announced that effective today, it has reorganized by creating a new holding company structure. The primary purpose of the reorganization was to create a more efficient corporate structure. The business operations of the company and its subsidiaries will not change as a result of the reorganization.

As part of the holding company reorganization, a new parent company named Dollar Tree, Inc. was formed. Outstanding shares of the capital stock of the former parent company, which was named Dollar Tree Stores, Inc., were automatically converted, on a share for share basis, into identical shares of common stock of the new holding company. The company intends to mail instructions to stockholders regarding the process for exchanging their old stock certificates.

The articles of incorporation, the bylaws, the executive officers and the board of directors of the new holding company are the same as those of the former Dollar Tree Stores, Inc. in effect immediately prior to the reorganization. The common stock of the new holding company will continue to be listed on the NASDAQ Global Select Market under the symbol "DLTR." The rights, privileges and interests of the Company's stockholders will remain the same with respect to the new holding company.

Dollar Tree, Inc. is the nation's leading operator of single price point dollar stores. As of February 2, 2008, Dollar Tree operated 3,411 stores in 48 states. The Company also operates a coast-to-coast logistics network of nine distribution centers.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, will, anticipate, expect, intend, plan, forecast, or estimate. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed April 4, 2007 and our Quarterly Report on Form 10-Q filed December 13, 2007. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
          Timothy J. Reid
          757-321-5284
          www.DollarTree.com